Pitney Bowes

Annual Report 04



PUSH THE ENVELOPE



EVERYTHING YOU SEND TO A CUSTOMER—WHETHER ON PAPER OR ELECTRONICALLY—IS AN OPPORTUNITY TO EXPAND YOUR RELATIONSHIP.


MAR 2 5 2005
WASH. D.C.
SECTION



BY LINKING THE DIGITAL AND PHYSICAL WORLDS, PITNEY BOWES HELPS MAKE COMMUNICATION BETWEEN YOU AND YOUR CUSTOMERS FLOW BETTER.

WE'RE ALWAYS PUSHING THE ENVELOPE TO MAKE YOUR COMMUNICATION MOVE FASTER, COST LESS AND TOUCH CUSTOMERS IN WAYS IT NEVER COULD BEFORE.

THIS IS WHAT WE MEAN BY OUR BRAND PROMISE: ENGINEERING THE FLOW OF COMMUNICATION™

CHAIRMAN'S LETTER

The spirit of innovation is central to all we do at Pitney Bowes. Our mail and document management solutions are changing the very nature of business communications. This is what we mean when we talk about pushing the envelope. And it is in this context that I want to talk about our accomplishments in 2004 and the excellent opportunities that I see for the future.

I am extremely pleased by the company's performance in 2004. Our diversified revenue base drove growth of 8 percent. Our organic revenue growth was 3 percent, excluding the effect of strategic transactions and currency translation. Both rates are the highest we have had in five years. We also had an exceptionally strong finish to the year. In fact, the fourth quarter was our best quarter in more than four years.



Michael J. Critelli
Chairman and Chief Executive Officer

As part of our growth strategies, we aggressively pursued acquisitions in 2004, completing 14 and strengthening our market position on a number of fronts, including our software capabilities, our Mail Services business and our global presence. We also continued to expand our broad range of offerings with exciting new products and services, including new digital meters that are helping to boost the performance of our mail finishing business. The letter from Bruce Nolop, our Chief Financial Officer, provides additional perspective on our results on page 27 of this report. Here, I want to concentrate on the factors that drove our performance.

SIX GROWTH ENGINES

Pitney Bowes is in the enviable position of having six diversified growth engines. They all contributed to the company's success in 2004 and should continue to drive growth for years to come. Here are some highlights:

> Small Business Solutions delivered 8 percent revenue growth and double-digit earnings growth in 2004 and enlarged its market base to 840,000 customers, a net increase of 115,000 customers since 2002. Small businesses value the convenience and flexibility of our mailing and shipping solutions, including digital mailing systems specifically designed for small mailers and our new shipping solution for the small office and home office.

> Mail Services revenue grew 20 percent at sites we have owned for more than a year and earnings grew even faster. The PSI Group has grown from 12 facilities in 2002 to a network of 30 sites processing

more than 10 billion mail pieces per year. In 2004, we further expanded our Mail Services business by acquiring capabilities to process mail for international delivery. To support our customers' needs, we will continue to enhance our capabilities in these areas.

> International Mailstream Solutions had 8 percent organic revenue growth and double-digit earnings growth. We will continue to grow internationally by extending the global penetration of our products and services, gaining more control over our distribution channels and increasing our base of small business customers.

> Payment Solutions—through which we finance a broad range of our customers' mail and document management needs—delivered revenue growth of more than 8 percent and double-digit earnings growth. More than half of our customers now use Pitney Bowes financing solutions. In 2005, we intend to increase our market penetration by leveraging the direct sales channel to sell an even wider range of financial solutions.

> Our acquisition of Group 1 Software provides us with a growth platform in mailing software applications. Group 1 complements our other product offerings and allows us to increase our penetration of an expanded customer base.

> Supplies revenue grew by 11 percent in 2004, a result driven by the growth of our Small Business Solutions business as well as customer migration to our digital mailing systems with value-added services.

WE ARE IN THE ENVIABLE POSITION OF HAVING SIX DIVERSIFIED AREAS OF GROWTH

FORWARD MOMENTUM

In 2004 we took steps to strengthen our capabilities in a number of areas that will help us to accelerate growth in 2005 and beyond.

One area is mail creation, which involves the preparation of essential business communications—bills, statements, direct marketing material, paychecks, and the like. In 2004, we launched a new family of folder-inserter systems that combine advanced software and leading-edge paper handling technology for maximum efficiency and economy.

This line of products will be expanded in 2005 and we expect double-digit growth in the mail creation business over the next two years.

The Group 1 acquisition positions Pitney Bowes as a leader in Customer Communication Management. We help businesses link their customer communications with other business processes—from billing and collections to marketing—to strengthen customer relationships and create opportunities for cross-selling. The key here is accurate data, personalized communication and multichannel delivery—all core capabilities of Group 1.

Group 1 also helps us move into adjacent market spaces. For example, Group 1 has forged a technology alliance with Microsoft to add global data-cleansing capabilities to

Microsoft's solutions, including its customer relationship management application.

Another example is a field known as business geographics, where Group 1's solutions pinpoint the latitude and longitude of specific addresses and provide detailed information about these locations, such as whether they lie in a flood plain or within a municipality's special taxing district. MapQuest, a leading provider of directions via the Internet, also uses Group 1 technology to help answer millions of inquiries each day.

ted electronically, shipping rates are calculated automatically and evidence of payment is added to the shipping label. Pitney Bowes and Canada Post jointly launched this service in the fall of 2004 with a direct marketing and sales campaign targeted to our meter customers. Our partnership with Canada Post is also an example of the international opportunities we are pursuing. Another is the acquisition of Groupe MAG, which makes us the largest provider of high-volume mail handling solutions in France. We also opened direct operations in India and Brazil, the latter through a joint venture with Semco Participações Limitada.

THE GROUP 1 ACQUISITION POSITIONS US AS A LEADER IN CUSTOMER COMMUNICATION MANAGEMENT

We anticipate double-digit growth in package management. More and more large organizations are deploying our Web-based, networked shipping systems that allow individual users to select the best carrier and service based on required delivery time and cost, then create shipping labels right at the desktop. We also recently launched a shipping system that caters to small and midsize shipping customers.

Package delivery is a growing and increasingly important competitive category for postal administrations around the world. In that regard, we have forged an innovative partnership with Canada Post to develop an automated shipping solution. Using Pitney Bowes technology, shippers print labels with detailed shipping information, thereby gaining access to Canada Post's robust tracking and reporting capabilities. Manifests are also transmit-

In Pitney Bowes Management Services, we took a number of steps to strengthen our offerings. We upgraded our off-site document solution centers to support value-added services like short-run color printing and digital document conversion. These off-site capabilities complement the mail and document management services we provide on-site for more than 1,000 customer accounts. We began to see growth in Management Services in the fourth quarter that we expect to continue into 2005 and beyond.

Finally, with the acquisition of Standard Register's equipment service operation, we are creating a third-party equipment service business that we expect to perform at double-digit rates. The increased reliability of our own products, as well as more remote support for customers, has decreased the number of routine service calls our technicians must make, freeing them for other, higher-value activities.

THE FUTURE OF MAIL

Over the past decade, I have worked hard to promote the mailing industry and foster a spirit of partnership with the national posts around the world.

We have built a strong partnership with the U.S. Postal Service. Postal reform, a package of legislation providing a blueprint for a modernized, more efficient Postal Service, could dramatically improve our mail-related opportunities. We also are paying close attention to the European posts, particularly in light of the fact that the legal and regulatory environments in Europe are expected to change significantly over the next two years.

Mail has a bright future as a critical communication channel. Contrary to common perceptions, the rise in electronic forms of communication has not led to a reduction in overall mail volumes. While mail is declining as a percentage of overall message volumes, absolute volumes continue to increase. In 2004, the U.S. Postal Service experienced four consecutive quarters of increasing volumes.

I believe that stable postal rates can result in even higher mail volumes for the following reasons:

> Organizations are increasingly finding mail to be an exceptionally effective medium for building and strengthening stakeholder relationships. Businesses that were not large mailers in the past, like small retailers, are learning about the power of mail.

> The trend toward remote commerce creates another opportunity for mail, since videos, digital photos, prescription drugs and many other items ordered online must be shipped. Our very successful partnership with eBay to provide Internet postage services is a good example of how we are taking advantage of this trend.

> Remote voting is growing in popularity, with more and more states liberalizing their election laws to accommodate voting by mail. In 2004, we launched a suite of products that helps ensure that the right ballot gets to the right voter on time and helps verify that the person returning the ballot is in fact the right registered voter.

> Transaction mail volumes are proving to be surprisingly resilient. For every consumer who shifts to electronic bill presentment or payment, there seems to be a comparable increase in mailings for health claims, satellite TV or radio subscriptions, gift card mailings, and the like.

ALIGNMENT AND FOCUS

During 2004, we consolidated all our operating activities, allowing us to take a more integrated approach to serving our 2 million customers worldwide. As part of this move, our Board of Directors elected Murray Martin as President and Chief Operating Officer in October. He is responsible for all of our lines of business throughout the world and will drive an integrated strategy in collaboration with key staff and business leaders.

MAIL HAS A BRIGHT FUTURE AS A CRITICAL COMMUNICATION CHANNEL

In another move, we announced that we are pursuing an investor-sponsored spin-off of our Capital Services business.

GOVERNANCE AND LEADERS

I am pleased to say that we continue to be recognized for our leadership and governance practices. *Business Ethics* magazine again ranked Pitney Bowes as one of the "100 Best Corporate Citizens" for 2004. The company also obtained an unqualified opinion from PricewaterhouseCoopers, our independent auditor, that we are in full compliance with Sarbanes-Oxley Act Section 404 requirements for internal control.

Our Board of Directors takes corporate governance most seriously and is adding significant value to our strategic, business and financial reviews. Building on our strong foundation, the Board continuously monitors emerging best practices in governance and adopts those most appropriate for Pitney Bowes.


Y.E.S. CAMP
The Pitney Bowes Summer Reading Program

Murray Martin and I intend to focus on leadership, talent development and improving employee engagement. I am particularly committed to effective employee communications. Murray will concentrate on our strategies and day-to-day implementation decisions and work to ensure that our vision is real to employees.

We are proud of our leadership in the area of diversity. *DiversityInc* magazine ranked Pitney Bowes No. 1 on its list of the "Top 50 Companies for Diversity" and *Fortune* included us on its list of the "50 Best Companies for Minorities." We will take our efforts in this area to another level in 2005.

We also believe literacy and education are building blocks for community health, individual success and economic development. We have created the Literacy and Education Fund to focus community investments in these areas. The Employee Involvement Fund oversees grants for employee-sponsored projects. We are enthusiastic about the opportunities to build strong partnerships with literacy and educational organizations in the United States and worldwide.

CONCLUDING OBSERVATIONS

Looking ahead, our goal remains to deliver above-average shareholder value through both consistent dividend growth and share price growth, while maintaining a low-to-moderate risk profile. Our goals are revenue growth in the range of 4 to 6 percent and earnings-per-share growth in the range of 8 to 10 percent.

To achieve these goals, we will reinvest in our core mail and document management businesses and diversify into adjacent spaces where opportunities exist.

We do best when we build on our strengths and evolve at a sustainable pace. We will accelerate our evolution in 2005 while remaining committed to our enduring strengths: reliability, trustworthiness, security and innovation.

I have the highest confidence in the future of our great company.

Michael J. Critelli

Michael J. Critelli
Chairman and Chief Executive Officer

INDEX TO CUSTOMER STORIES

YOU KNOW HER
SO TALK DIRECTLY TO HER
NOW DO IT FOR ALL YOUR CUSTOMERS
ALL 1 MILLION OF THEM




Brittany Ferries
Confirmation of booking details
Guirec
Lannion
St.-Quay
Portrieux
Guingamp
Brittany Ferries

PERSONALIZED COMMUNICATION BASED ON INDIVIDUAL PROFILES

You know a lot about your customer by what she orders, how she travels, where she lives. Pitney Bowes allows you to print personalized messages on customer communications from the data currently in your systems, or include inserts into mailings based on her specific profile. Your relationship will grow stronger when your communication is more personal.

For **BRITTANY FERRIES**, Europe's foremost ferry company and operator of self-guided tours, Pitney Bowes software pulls raw XML data from the company's reservation system, engineers this data and prints it on each customer's travel confirmation. As the document moves through the inserter, a digital barcode instructs the system to add informational flyers that are unique to each traveler's situation—such as visa requirements or tips on traveling with pets.


Business Manager

NETWORKING AND WEB-ENABLING MAIL CENTERS

In a large organization that spends millions of dollars on postage, cost control is critical—yet notoriously difficult with multiple mail centers and thousands of accounts. Pitney Bowes has the solution. We can network and Web-enable your mail centers and deliver real-time information on spending and performance from across the enterprise right to your desktop. So you can make better decisions on resource allocation and cost control while improving service to your internal customers.

For **BANK OF AMERICA**, Pitney Bowes is implementing a "Mail Smart" solution. Our Business Manager information management system will link Bank of America's 34 mail centers, allowing the bank to centrally manage mail operations. This will provide the bank unprecedented insight into changing mail volumes and postage spending across all its mail centers, helping save millions in postage and operational costs.

"With so many locations across the country, we were looking for a provider that could implement an integrated mail and document strategy to meet the needs of our growing business," says Robert Kee, Senior Vice President, Document Management, Supply Chain Management, Bank of America.



PUT 34 MAIL SYSTEMS ON ONE SINGLE DESKTOP CONGRATULATIONS, YOU JUST SAVED MILLIONS



TARGETED MAIL
WILL DELIVER THE CUSTOMERS
KEEPING UP WITH THE DELIVERIES
S UP TO YOU


HAKATA

MAIL MANAGEMENT SOFTWARE THAT BRINGS IN NEW CUSTOMERS

Small businesses are discovering the power of mail to help them grow. Pitney Bowes shows companies of all sizes how to use cost-effective direct marketing to attract customers—at a fraction of the cost of other types of advertising.

The **HAKATA JAPANESE RESTAURANT** saw its business take off after installing digital mailing systems with SmartMailer™ 7 technology. The restaurant is now sending out as many as 30,000 targeted mailings each month to prospects beyond its immediate Times Square neighborhood, where it operates a robust delivery business.

SmartMailer™ software even presorts mail electronically, dropping Hakata's postage costs to 16.5 cents per piece through USPS discounts.

Hakata's marketing campaign flows so well that a second location is in the works. And now that its neighbors have witnessed the power of mail, Hakata has added a new line of business: direct marketing for other restaurants. It is already sending out another 125,000 marketing pieces each month for six other restaurants.



INTEGRATION OF MULTIPLE DATABASES

You have lots of information about your customers. But chances are it's stored in different databases—sales history, service records, responses to Web site promotions, and more. Solutions from Group 1 Software, a Pitney Bowes company, validate and consolidate all this data to give you a more complete and accurate portrait of each customer. When you really understand your customers, you're in a better position to anticipate their needs.

DAIMLERCHRYSLER uses DataSight™ software from Group 1 to maintain its Customer/Owner Information Network, which the automaker calls "the single point of truth" for each customer. This database, with over 50 million records, is accessible to managers throughout the organization. With DataSight™ software, DaimlerChrysler can deliver the right messages to the right customers at the right time—when, say, a customer is ready for a new set of wheels.



MERGE HUNDREDS OF DATA POINTS FOR

A PERSONALIZED VIEW

NOW YOU CAN SELL HER THE

PERFECT CAR


60,000 POTENTIAL BLOOD DONORS
THOUSANDS IN SAVINGS
IT'S A POSTAL DISCOUNT THAT SAVES
MORE THAN MONEY


PRESORT
FIRST CLASS

POSTAGE DISCOUNTS FOR SMALL MAILERS

You don't have to be a large mailer to earn big-time discounts on postage. With Pitney Bowes' Postage Discount Program, small mailers with as few as 1,000 pieces a month can earn substantial discounts, just like mailers who are sending out millions of pieces of mail.

GOOD SAMARITAN HOSPITAL on Long Island is saving about $6,000 a year by using the Postage Discount Program to mail patient exam results, fund-raising appeals, newsletters and blood drive announcements. Pitney Bowes picks up the mail and delivers it to one of its 30 PSI processing facilities, where the mail is sorted right down to the local carrier level so it qualifies for a discount from the USPS. The hospital saves 1.8 cents on every piece of mail. That's money the hospital can use on other things—like patient care.



HIGH-INTEGRITY INSERTION OF CUSTOMER MATERIALS

When you're mailing millions of reimbursement checks, credit cards and other items of value, you can't afford to have anything fall through the cracks. With digital processing from Pitney Bowes, you can be confident that each envelope contains what it's supposed to contain.

MIZUHO BANK HOLDING GROUP, which operates Japan's National Lottery, relies on our intelligent inserting systems to record the numbers on each of the 120 million lottery tickets it sends to retail outlets each month. Pitney Bowes Vitesse™ and 9 Series™ Inserting Systems process the tickets at speeds of up to 8,000 an hour, scanning each number and placing the tickets in groups of 10 into envelopes. By tracking each insertion, the bank's subsidiary Takara Pack knows that the correct number of tickets—in the correct sequence—are placed in each envelope and sent securely on their way.


PUT 120 MILLION LOTTO TICKETS INTO
12 MILLION
ENVELOPES
NOW FIND TICKET No. 89,639



ENGINEERING THE FLOW OF COMMUNICATION™

It's what we do. We help communication flow better within organizations and between companies and customers.

From creation to integration, each step in the flow of communication is critical. By applying technology and process improvements to mail and documents, we make communication flow better each step of the way.

Systems, software and services — these are the tools we use to engineer solutions. You'll see a few of them on the following pages. Visit pb.com to see even more.









CREATE>PRODUCE>DISTRIBUTE>STORE/RETRIEVE>RECEIVE/INTEGRATE/MANAGE



DOC1® Design

Document Composition

Design powerful, effective business communications for multichannel delivery

Document Services

Improve communication with professional design services and high-quality document production, on-site and off-site



Production Mailing & Inserting

High-speed mail insertion for targeted, high-integrity mailings



APS™ Series Advanced Productivity System



DOC1® Data Flow

Document Integration

Integrate data to create highly personalized communications in both print and digital formats



Data & Address Quality

Standardize and correct customer data to ensure accurate and timely communications while maximizing savings

CREATE We bring together transaction data and content in a variety of different languages—based on customer profiles—in the most user-friendly format and ready them for physical and digital production.



DA600 AddressRight® Addressing System

Desktop Addressing

Print eye-catching envelopes, verify addresses and maximize presort discounts

Postage Evidencing

Maximize productivity of mail processing and control costs for large and small businesses



DM100™ Digital Mailing System

Desktop Folding & Inserting

Produce quality mailings faster and for less with easy-to-use systems for low- to mid-volume mailers



DI600 FastPac™ Inserting System

Intelligent Document Factory Solutions

Measure, manage, and control the overall efficiency of the document factory

PRODUCE We provide high-quality print and digital output that helps you reach the right recipients at the lowest possible cost. We even help you digitally manage the costs of production and provide simple ways for you to monitor productivity and postage usage.

DeliverAbility™ Enterprise Package Management



Carrier Selection & Tracking

Control costs and expedite delivery by comparing shipping options at a glance across the enterprise



Presort Services

Earn postage discounts and increase mail processing and delivery speed with our presort services





DM1000™ Digital Mailing System

Financial Solutions

Lease mailing systems and manage your equipment inventory to meet critical business objectives

Production Sortation

Maximize mail production integrity while optimizing postal discounts



Olympus™ II MT Mail Sorting Solution

DISTRIBUTE

We ensure timely delivery of digital and physical communication in a secure and cost-efficient manner. This includes presorting, tracking and tracing, and domestic and international distribution to both customers and internal users, such as call centers and marketing.



Postage by Phone® PLUS

Payment Solutions

Optimize cash flow by getting a bill for your postage instead of paying in advance

International Mail Consolidation

Prepare mail and enhance international delivery time for improved international service





DOC1® Archive

Document Archiving Services

Improve productivity by organizing and storing critical business documents in both hard copy and digital formats



Litigation Support Services

Rely on our expert project managers and comprehensive, national and local paper and elecronic data management services from discovery through trial

dMail™ Solution



Digital Document Services

Transform physical mail into digital documents for secure access—anywhere, anytime

STORE/RETRIEVE

We electronically archive communications, such as customer records, business documents and transactional mailings, so you can view, modify and redistribute them at any time, in both digital and physical formats.



Business Recovery Services

Benefit from our backup mail and document capabilities to ensure uninterrupted communications in the event of a disaster

Mail Tracking & Performance

Improve service by tracking the whereabouts of each mail piece as it travels between you and your customer



OnRoute™ Mail Tracking Solutions

Fleet & Asset Management

We'll analyze your equipment needs to reduce costs and improve productivity


Welcome to My Account
Postage By Phone®
My Bills
My Equipment
Service & Training
Order Status
Postage Discount Program
Tracking & Mailing Tools

Online Services

Add postage to your meter, order equipment and supplies, and track and confirm mail delivery through My Account on pb.com

Accounting

Track and manage postage and carrier expenditures across the enterprise



Business Manager Information Management System



Mailroom & Facilities Management

We'll manage every aspect of your mail and document operations to increase efficiency, streamline processes, reduce costs and enhance security



Digital Mail Value-Added Services

Update postal rates, confirm mail delivery and access other services through our IntelliLink® technology

RECEIVE/INTEGRATE/MANAGE

We manage communication processes and assets, such as mailrooms, printing and copying systems, business recovery centers and end-to-end customer communication.

FINANCIAL HIGHLIGHTS FROM OUR CFO



We enjoyed a good year in 2004. We met our financial objectives, made significant progress toward our strategic imperatives, and successfully complied with the rigorous Sarbanes-Oxley requirements.

We grew our revenue by 8 percent. More importantly, if we subtract the impact of strategic transactions and foreign currency translation, we achieved organic revenue growth of 3 percent. While this wasn't quite up to our target of 4 to 6 percent, it was a significant increase from recent years and an indication of improving fundamentals.

On a GAAP basis, we showed a decline in our earnings per share from $2.10 in 2003 to $2.05 in 2004. However, if we exclude restructuring charges and other special items (which we believe is a useful way to measure our earnings trends) our earnings per share increased from $2.41 to $2.54.

We were especially pleased that our earnings growth exceeded our original expectations when we started the year and that we were able to overcome two significant "headwinds." First, our decision to exit the Capital Services business is producing lower net income each year as we wind down the asset base. Second, we are absorbing higher pension costs as we amortize investment losses due to the stock market decline in the 2000-2002 period.

Our earnings performance was helped by currency translation gains (about five cents per share) but the large majority of our growth came from organic revenue gains, cost reduction programs, and a positive contribution from the acquisitions that we have consummated during the past four years.

Excluding special items, we generated $694 million of free cash flow, which substantially exceeded our target of $600 million. Also, if we exclude the impact due to our Capital Services strategy, we increased our free cash flow by $29 million from the prior year, a 6 percent increase.

During the year, we increased our dividend for the 23rd consecutive year, repurchased $200 million of common stock, and consummated over $400 million of acquisitions.

We also maintained an unlevered after-tax return on capital of over 14 percent. We achieved this investment return despite the addition of goodwill to our balance sheet during the year as a result of our acquisitions. Without this incremental goodwill, our return on capital would have been over 15 percent and an increase from the 2003 level.

As we look to the current year, we are optimistic that we will see continued strengthening in our financial performance. We are seeing improving sales trends in our mailing and management services businesses and portions of our revenue portfolio are experiencing especially positive momentum—mail services, small business, supplies, international, payment solutions and software. Also, our reengineering and restructuring programs are facilitating an enhanced customer experience and a lower cost structure.

As a final note, I want to express my unvarnished pride in the way that our financial organization met the new documentation and controls requirements, as well as my gratitude for the unwavering support and cooperation that we received from our corporate and business unit leaders. Through a lot of hard work, we made a good system even better.

Bruce Nolop

Bruce P. Nolop
Executive Vice President and
Chief Financial Officer

SUMMARY OF SELECTED FINANCIAL DATA

Dollars in thousands, except per share amounts

FOR THE YEAR	2004	2003	2002
As reported			
Revenue	**$4,957,440**	$4,576,853	$4,409,758
Income from continuing operations	**$480,526**	$494,847	$437,706
Diluted earnings per share from continuing operations	**$2.05**	$2.10	$1.81
Cash provided by operating activities	**$944,639**	$851,261	$502,559
Depreciation and amortization	**$306,750**	$288,808	$264,250
Capital expenditures	**$316,982**	$285,681	$224,834
Cash dividends per share of common stock	**$1.22**	$1.20	$1.18
Average common shares outstanding	**234,133,211**	236,165,024	241,483,539
Total assets	**$9,820,580**	$8,891,388	$8,732,314
Total debt	**$3,982,687**	$3,573,784	$3,968,551
Stockholders' equity	**$1,290,081**	$1,087,362	$853,327
Total employees	**35,183**	32,474	33,130
*As adjusted**			
EBIT	**$1,045,494**	$1,002,628	$1,011,781
Income from continuing operations	**$593,999**	$569,471	$572,011
Diluted earnings per share from continuing operations	**$2.54**	$2.41	$2.37
Free cash flow	**$693,712**	$688,331	$681,964
EBIT to interest	**6.2x**	6.1x	5.6x

*Please refer to page 29 for a discussion on the presentation of adjusted financial results and a reconciliation of adjusted results to results reported in accordance with generally accepted accounting principles (GAAP).

RECONCILIATION OF REPORTED CONSOLIDATED RESULTS TO ADJUSTED RESULTS

Dollars in thousands, except per share amounts

FOR THE YEAR	2004	2003	2002
GAAP income from continuing operations before income taxes, as reported	**$699,448**	$721,091	$619,445
Capital services charges	**-**	-	213,182
Contributions to charitable foundations	**-**	10,000	-
Legal settlements, net	**19,666**	(10,117)	-
Restructuring charges	**157,634**	116,713	-
Income from continuing operations before income taxes, as adjusted	**876,748**	837,687	832,627
Provision for income taxes, as adjusted	**282,749**	268,216	260,616
Income from continuing operations, as adjusted	**593,999**	569,471	572,011
Interest expense, net	**168,746**	164,941	179,154
Provision for income taxes, as adjusted	**282,749**	268,216	260,616
EBIT	**$1,045,494**	$1,002,628	$1,011,781
GAAP diluted earnings per share, as reported	**$2.05**	$2.11	$1.97
Income from discontinued operations	**-**	(0.01)	(0.16)
GAAP diluted earnings per share from continuing operations, as reported	**$2.05**	$2.10	$1.81
Capital services charges	**-**	-	0.56
Contributions to charitable foundations	**-**	0.03	-
Legal settlements, net	**0.05**	(0.03)	-
Restructuring charges	**0.43**	0.32	-
Diluted earnings per share from continuing operations, as adjusted	**$2.54**	$2.41	$2.37
GAAP net cash provided by operating activities, as reported	**$944,639**	$851,261	$502,559
Capital expenditures	**(316,982)**	(285,681)	(224,834)
Free cash flow	**627,657**	565,580	277,725
Pension plan investment	**-**	50,000	338,579
Contributions to charitable foundations	**-**	10,000	-
Payments related to restructuring charges	**66,055**	62,751	49,032
Payments related to legal settlements, net	**-**	-	11,856
Spin-off of Imagistics International Inc.	**-**	-	4,772
Free cash flow, as adjusted	**$693,712**	$688,331	$681,964

The sum of the earnings per share amounts may not equal the totals above due to rounding.

Management believes this presentation provides a reasonable basis on which to present the adjusted financial information. The Company's financial results are reported in accordance with generally accepted accounting principles (GAAP). The earnings per share and free cash flow results are adjusted to exclude the impact of special items such as restructuring charges and write-downs of assets, which materially impact the comparability of the Company's results of operations. The use of free cash flow has limitations. GAAP cash flow has the advantage of including all cash available to the Company after actual expenditures for all purposes. Free cash flow is the amount of cash that management could have available for discretionary uses if it made different decisions about employing its cash. It adds back long-term commitments such as capital expenditures and pension plan contributions, as well as special items such as charitable contributions and cash used for restructuring charges. All of these items use cash that is not otherwise available to the Company and are important expenditures. Management compensates for these limitations by using a combination of GAAP cash flow and free cash flow in doing its planning.

The adjusted financial information and certain financial measures such as EBIT and EBIT to interest are intended to be more indicative of the ongoing operations and economic results of the Company. EBIT excludes interest and taxes, and as a result has the effect of showing a greater amount of earnings than net income. The Company believes that interest and taxes, though important, do not reflect management effectiveness as these items are largely outside of their control. In assessing performance, the Company uses both EBIT and net income.

This adjusted financial information should not be construed as an alternative to our reported results determined in accordance with GAAP. Further, our definition of this adjusted financial information may differ from similarly titled measures used by other companies.

DIRECTORS AND CORPORATE OFFICERS*

DIRECTORS

LINDA G. ALVARADO
President and Chief Executive Officer
Alvarado Construction, Inc.

COLIN G. CAMPBELL
Chairman and President
The Colonial Williamsburg Foundation

MICHAEL J. CRITELLI
Chairman and Chief Executive Officer
Pitney Bowes Inc.

JESSICA P. EINHORN
Dean
Paul H. Nitze School of Advanced International Studies
of the Johns Hopkins University

ERNIE GREEN
President
Ernie Green Industries, Inc.

HERBERT L. HENKEL
Chairman, President and Chief Executive Officer
Ingersoll-Rand Company Limited

JAMES H. KEYES
Retired Chairman
Johnson Controls, Inc.

JOHN S. MCFARLANE
Former Chief Executive Officer
Ascendent Telecommunications Inc.

EDUARDO R. MENASCÉ
President
Enterprise Solutions Group
Verizon Communications Inc.

MICHAEL I. ROTH
Chairman and Chief Executive Officer
The Interpublic Group of Companies, Inc.

DAVID L. SHEDLARZ
Vice Chairman
Pfizer Inc.

ROBERT E. WEISSMAN
Retired Chairman
IMS Health Incorporated

CORPORATE OFFICERS

MICHAEL J. CRITELLI
Chairman and Chief Executive Officer

BRIAN M. BAXENDALE
Senior Vice President and
President, Enterprise Relationship Development

DESSA M. BOKIDES
Vice President—Finance and Treasurer

GREGORY E. BUONCONTRI
Senior Vice President and Chief Information Officer

AMY C. CORN
Vice President, Secretary and Chief Governance Officer

STEVEN J. GREEN
Vice President—Finance and Chief Accounting Officer

ARLEN F. HENOCK
Vice President, Finance, Global Enterprise Solutions
and Chief Tax Officer, PBI

LUIS A. JIMENEZ
Senior Vice President and Chief Strategy Officer

MURRAY D. MARTIN
President and Chief Operating Officer

MICHELE COLEMAN MAYES
Senior Vice President and General Counsel

BRUCE P. NOLOP
Executive Vice President and Chief Financial Officer

FRED M. PURDUE
Vice President and General Manager, Business Processes

ARUN SINHA
Vice President and Chief Marketing Officer

JOHNNA G. TORSONE
Senior Vice President and Chief Human Resources Officer

JOSEPH E. WALL
Senior Vice President and Chief Technology Officer

Stockholders may visit the Pitney Bowes corporate governance website at www.pb.com/corporategovernance for information concerning the Company's governance practices, including the Governance Principles of the Board of Directors, charters of the committees of the Board, the Company's Business Practices Guidelines and the Directors' Code of Business Conduct and Ethics. Stockholders who wish to obtain copies of these documents may do so by writing to the corporate secretary at our headquarters address.

*Information as of March 2005.

STOCKHOLDER INFORMATION

WORLD HEADQUARTERS
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700
(203) 356-5000
www.pb.com

ANNUAL MEETING
Stockholders are cordially invited to attend the 2005 Annual Meeting at 9:00 a.m., Monday, May 9, 2005, at Pitney Bowes World Headquarters in Stamford, Connecticut. Notice of the meeting and proxy information will be mailed to stockholders of record as of March 11, 2005. Please refer to the Proxy Statement for information concerning admission to the meeting.

10-K REPORT
Accompanying this Annual Report to Stockholders is a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. This Annual Report contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the Forward-Looking Statements section of the Form 10-K. The CEO/CFO certifications required to be filed with the SEC under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. The CEO certification required to be submitted to the NYSE pursuant to Section 303A.12(a) of the NYSE Listed Company Manual was submitted on June 1, 2004.

Additional copies of our Form 10-K will be sent to stockholders free of charge upon written request to:
MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

STOCK EXCHANGES
Pitney Bowes common stock is traded under the symbol "PBI." The principal market which it is listed on is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

COMMENTS CONCERNING THE ANNUAL REPORT SHOULD BE SENT TO:
MSC 6309
Director, Marketing Communications
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

INVESTOR INQUIRIES
All investor inquiries about Pitney Bowes should be addressed to:
MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
PO Box 43010
Providence, RI 02940-3010
Stockholders may call EquiServe at (800) 648-8170
www.equiserve.com

STOCKHOLDER INQUIRIES
Communications concerning transfer requirements, lost certificates, dividends, change of address or other stockholder inquiries may be made by calling (800) 648-8170, TDD phone service for the hearing impaired (781) 575-2692, for foreign holders (781) 575-2725, or by writing to the address above.

DIVIDEND REINVESTMENT PLAN
Owners of Pitney Bowes Inc. common stock may purchase common stock, $1 par value, with their dividends through the Dividend Reinvestment Plan. A prospectus and enrollment card may be obtained by calling (800) 648-8170 or by writing to the agent at the address above.

DIRECT DEPOSIT OF DIVIDENDS
For information about direct deposit of dividends, please call (800) 648-8170 or write to the agent at the address above.

DUPLICATE MAILINGS
If you receive duplicate mailings because you have more than one account listing, you may wish to save your company money by consolidating your accounts. Please call (800) 648-8170 or write to the agent at the address above.

STOCK INFORMATION
Dividends per common share

QUARTER	2004	2003
FIRST	$ .305	$ .30
SECOND	.305	.30
THIRD	.305	.30
FOURTH	.305	.30
TOTAL	$1.220	$1.20

Quarterly price ranges of common stock

2004 QUARTER	HIGH	LOW
FIRST	$ 43.78	$ 38.88
SECOND	$ 45.21	$ 42.20
THIRD	$ 44.62	$ 40.62
FOURTH	$ 46.97	$ 41.44

2003 QUARTER	HIGH	LOW
FIRST	$ 34.34	$ 29.45
SECOND	$ 39.60	$ 31.60
THIRD	$ 40.38	$ 36.23
FOURTH	$ 42.75	$ 38.00

TRADEMARKS
AddressRight, Corporate Design, IntelliLink, Pitney Bowes, and Postage by Phone are registered trademarks of Pitney Bowes Inc. APS, 9 Series, DM100, DM1000, dMail, DeliverAbility, Engineering the flow of communication, FastPac, Olympus, OnRoute, SmartMailer, and Vitesse are trademarks of Pitney Bowes Inc. All other trademarks, service marks or registered trademarks are property of the respective owners.

MAJOR INTERNATIONAL LOCATIONS

HEADQUARTERS

ASIA
Pitney Bowes Asia Pacific and
Distributor Operations
3rd Floor Brindley House,
Corner Hall
Hemel Hempstead HP3 9YT
UK
T: 44(0) 1442 41 61 92
F: 44 (0) 1442 41 61 90

EUROPE, AFRICA, MIDDLE EAST (EAME)
Pitney Bowes EAME
The Pinnacles, Harlow
CM19 5BD, UK
T: 44 8705 252525
F: 44 8705 449450

LATIN AMERICA AND CARIBBEAN
Pitney Bowes Latin America
14361 Commerce Way
2nd Floor
Miami Lakes, FL 33016, USA
T: 305-817-2275
F: 305-817-2281

OFFICES BY COUNTRY

AUSTRALIA
Pitney Bowes Australia Pty.
95 St Hilliers Road
Auburn, NSW 2144, Australia
T: (61)(2) 9475 3456
T: 13 23 63 (within Australia)
F: (61)(2) 9475 3415

AUSTRIA
Pitney Bowes Austria Ges.m.b.H.
Hosnedlgasse 35, Postfach 19
A-1220 Wien, Austria
T: 43 1 2583 6210
F: 43 1 2583 62134

BELGIUM
Pitney Bowes België N.V.
Zandvoortstraat 4
B-2800 Mechelen, Belgium
T: 32 15 294 611
F: 32 15 294 694

BRAZIL
Pitney Bowes Semco Ltda.
Rua Dom Aguirre, 438
04671-390 São Paulo, SP
Brazil
T: 55 11 5681 2000
F: 55 11 5523 0670

CANADA
Pitney Bowes Canada Ltd.
5500 Explorer Drive
Mississauga, Ontario
Canada
L4W 5C7
T: 905 219 3000
F: 905 219 3826

CHINA
Pitney Bowes China
Unit 1116, 11/F, Tower 2
Henderson Center
No. 18 Jianguomennei Ave.
Dongcheng District
Beijing 100005, China
T: 86 10 6518 3035
F: 86 10 6518 7375

Pitney Bowes Hong Kong Ltd.
Unit 3101, 31st Floor,
Citicorp Centre
18 Whitfield Road, North Point
Hong Kong
T: 852 3413 7800
F: 852 3413 7806

DENMARK
Pitney Bowes A/S
Blok G, Ground Floor
Herstedostervej 27-29
DK-2620 Albertslund, Denmark
T: 45 70 221 223
F: 45 70 221 243

FINLAND
Pitney Bowes Oy
PL 109 (Melkonkatu 9)
00211 Helsinki, Finland
T: 358 9 682 4060
F: 358 9 692 6227

FRANCE
Secap Groupe Pitney Bowes
Immeuble Le Triangle
9, rue Paul Lafargue
93217 Saint Denis La Plaine Cedex
France
T: 33 1 55 93 60 00
F: 33 1 55 93 62 99

GERMANY
Pitney Bowes Deutschland GmbH
Tiergartenstrasse 7
64646 Heppenheim, Germany
T: 49 62 52 708 100
F: 49 62 52 733 54

INDIA
Kilburn Office Automation Limited
Shantiniketan
15th and 16th Floors
8, Camac Street
Kolkatta 700-017
India
T: 91-33-2282-8501
F: 91-33-2282-8502

IRELAND
Pitney Bowes Ireland Ltd
Unit 14
Parkmore Industrial Estate
Longmile Road, Walkinstown
Dublin 12, Ireland
T: 3531 4608 700
F: 3531 4509 729

ITALY
Pitney Bowes Italia S.r.l.
Via Martiri della Liberta 4/6
20060 Liscate MI
Milan, Italy
T: 39 0295 009 228
F: 39 0295 351 210

JAPAN
Pitney Bowes Japan
Togoshi NI Building, 7-1
Togoshi, 1-Chome
Shinagawa-kunor, Tokyo
142-0041, Japan
T: (81 (3) 5750 4111
F: (81) (3) 5750 4405

KOREA
Pitney Bowes Korea Ltd.
6 Floor, Taerim Building
680-24, Chayang-2 Dong
Kwangjin-ku, Seoul, 143-874
Korea
T: 822 458 6111
F: 822 458 6110

LUXEMBOURG
Pitney Bowes Luxembourg
S.A.R.L.
Route Des Trois Cantons 9
L-8399 Windhof, Luxembourg
T: 26 10 88 66
F: 26 10 88 68

MEXICO
Pitney Bowes de Mexico,
S.A. de C.V.
San Francisco #1393
Colonia del Valle
Delegacion Benito Juarez
Mexico City, D.F.
C.P. 03210, Mexico
T: 525 55 559 0977
F: 525 55 559 8899

NETHERLANDS
Pitney Bowes Netherlands B.V.
Jan Leentvaarlaan 38-48
3065 DC Rotterdam
Netherlands
T: 31 10 242 11 00
F: 31 10 242 11 40

NORWAY
A.S. Frankering
Stalfjaera 26
Postboks 100 Kalbakken
N-0902 Oslo 9, Norway
T: 47 2 333 9300
F: 47 2 333 9309

PORTUGAL
Pitney Bowes Portugal
Sociedade Unipessoal, LDA
Rua Alfredo Lopes Vilaverde
Number 15, Letter B
Paco des Arcos, Oeiras
Portugal
T: 351 21 441 51 53
F: 351 21 441 02 79

SOUTH AFRICA
Pitney Bowes South Africa
PO Box 31025, Kyalami 1684
South Africa
T: (27) 1 1516 9400
F: (27) 1 1516 9429

SPAIN
Pitney Bowes Espana SA
N1 Escalera C. Panta 1
Anton Fortuny 14-16
08950 Esplugues de Llobregat
Barcelona, Spain
T: 34 9348 03310
F: 34 9347 35246

SWEDEN
Pitney Bowes Svenska AB
PO Box 408, Hammarbacken 12
Haggvik, 191 24 Sollentuna
Stockholm, SE19149, Sweden
T: 468 555 33 201
F: 468 272 072

SWITZERLAND
Pitney Bowes Switzerland AG
Vogelsangstrasse 17
CH-8307 Effretikon, Switzerland
T: 41 52 354 5757
F: 41 52 354 5700

THAILAND
Pitney Bowes Thailand
19/F, 719 KPN Tower
Rama 9 Road, Bankapi Huaykwang
Bangkok 1310, Thailand
T: 662 717 0588
F: 662 717 0766

UK
Pitney Bowes
The Pinnacles, Harlow
CM19 5BD, UK
T: 44 8705 252 525
F: 44 8705 449 450

AR00171A04

Pitney Bowes

Engineering the flow of communication™



Pitney Bowes Inc.
World Headquarters
1 Elmcroft Road
Stamford, CT 06926-0700
(203) 356-5000
www.pb.com